EX-99.77J REVALUATION

For the year ended March 31, 2013, The Coldstream Dividend Growth Fund increased undistributed net investment income by $27, 216, increased accumulated net realized loss by $46,747, and increased paid-in-capital by $19,531.

The reclassifications have no effect on net assets or net asset value per share.